================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                  For the fiscal year ended: September 30, 2001


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________ .

                        Commission file number: 000-24923

                             CONEXANT SYSTEMS, INC.
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                             CONEXANT SYSTEMS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               4311 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660
                     (Address of principal executive office)

================================================================================

                             CONEXANT SYSTEMS, INC.
                             RETIREMENT SAVINGS PLAN

                                      Index



INDEPENDENT AUDITORS' REPORT                                                  3

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
  as of September 30, 2001 and 2000                                           4

Statements of changes in net assets available for
  benefits for the years ended September 30, 2001 and 2000                    5

Notes to financial statements                                                 6


SUPPLEMENTAL SCHEDULE:

Schedule of assets held for investment purposes
  as of September 30, 2001                                                   13


  (Schedules, other than the schedule listed above, are omitted because of the absence of conditions under which they are required.)

Signature                                                                    14

INDEPENDENT AUDITORS' REPORT

To   Conexant Systems, Inc.
     Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Conexant Systems, Inc. Retirement Savings Plan (the Plan) as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The
schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 22, 2002

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------


                                                 2001                2000
                                             -----------         -----------
ASSETS:
Investments, at fair value (Note 3):
  Conexant common stock funds                $23,332,662         $43,194,423
  Shares of mutual funds                      39,342,561          30,003,234
  Interest in collective trust                 4,129,383           2,361,395
  Participant loans receivable                 1,592,088           1,282,713
                                             -----------         -----------
    Total investments                         68,396,694          76,841,765

Contributions receivable:
  Employer                                            --              23,579
  Other                                           47,664             155,057
                                             -----------         -----------
    Total contributions receivable                47,664             178,636

Cash                                             254,652             538,962
                                             -----------         -----------
      Total assets                            68,699,010          77,559,363

LIABILITIES:

Payable for excess contributions                  20,041              12,037
Other liabilities                                 37,086              95,962
                                             -----------         -----------

      Total liabilities                           57,127             107,999
                                             -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS            $68,641,883         $77,451,364
                                             ===========         ===========



The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------



                                                                           2001                  2000
                                                                       ------------          ------------
ADDITIONS (REDUCTIONS):
Investment income (loss):
  Net appreciation (depreciation) in fair value of investments         $(55,383,331)         $    775,504
  Net investment gain in collective trust                                   188,706                85,294
  Interest and dividends                                                  1,645,891             1,383,903
                                                                       ------------          ------------

    Total investment income (loss)                                      (53,548,734)            2,244,701

Contributions:
  Participant                                                            28,313,683            24,389,684
  Employer                                                               15,431,393             9,332,700
  Rollover                                                                4,388,228             8,159,995
  Transfer of funds to Fidelity                                                 868               168,384
                                                                       ------------          ------------

    Total contributions                                                  48,134,172            42,050,763
                                                                       ------------          ------------

      Total additions (reductions), net                                  (5,414,562)           44,295,464

DEDUCTIONS:

Benefits paid and other distributions to participants                    (3,227,960)           (1,643,960)
Administrative fees and other deductions                                   (166,959)             (126,747)
                                                                       ------------          ------------

      Total deductions                                                   (3,394,919)           (1,770,707)
                                                                       ------------          ------------

NET INCREASE (DECREASE)                                                  (8,809,481)           42,524,757

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                     77,451,364            34,926,607
                                                                       ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                         $ 68,641,883          $ 77,451,364
                                                                       ============          ============


The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

        Effective January 1, 1999, Conexant Systems, Inc. (the Company or Plan Sponsor) adopted the Conexant Systems, Inc. Retirement Savings Plan (the
        Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General - The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the Code) Section 401(a). The Plan covers substantially all non-union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At September 30, 2001, the Plan had 4,374 participants.

        Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (Fidelity), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the Trust) and Fidelity Management Trust Company. All of the Plan's assets and the assets of the Conexant Systems, Inc. Hourly Employees' Savings Plan are kept in the Trust. As of September 30, 2001 and 2000, the Plan owned 96% and 95%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plans based on specific identification. Net investment income, gains and losses, and general expenses are allocated based on the Plans' proportional share of net assets in the Trust.

        Contributions - Effective October 1999, participants could elect to contribute from 1% to 17% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pretax dollar limit established by the Internal Revenue Service
        (IRS). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 16 mutual funds, an interest in a collective trust, and the Conexant Stock Fund B as investment options for participants. The Company matches 100% up to the first 4% of employee compensation contributed to the Plan. The Company may also, at its discretion, make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company's overall financial performance. All Company contributions are directed to the Conexant Stock Fund A (not participant-directed).

        Effective January 1, 2002, the Plan was amended to modify the Company-matching contribution from a fixed percentage to a percentage to be determined from time to time by the Employee Benefit Plan Committee, in its sole discretion, and to remove the additional Company variable-matching contribution. The Plan was also amended to add a Company discretionary profit-sharing contribution, to be determined by the Employee Benefit Plan Committee, in its sole discretion, based upon the financial performance of the Company. The discretionary profit-sharing contribution is to be allocated to all eligible participants employed on the last day of the plan year on a pro-rata basis based on each participant's compensation.

        The amount allocated to any participant cannot exceed the lesser of $35,000 or 25% of the participant's total compensation for the plan year ended September 30, 2001. For purposes of this limitation, amounts allocated shall comprise Company matching contributions and the participant's pretax and post-tax contributions. In December 2000, the Company allocated a discretionary variable match to all employees that participated in the Plan during the year ended September 30, 2000, which additional match totaled $4,079,047. No discretionary variable match was provided during the year ended September 30, 2001.

        Participant Accounts - Each participant's account reflects the participant's contributions, the Company's matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Allocations of administrative expenses are equally allocated to all participants.

        Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan's investment funds (including Conexant Stock Fund B) which are attributable to their own participant contributions into one or more of the other investment funds. A participant who has attained the age of 59 1/2, whether or not retired from the Company, is permitted to elect at any time to transfer all or a portion of the total value of their interest in Conexant Stock Fund A to any one or more of the other investment funds. For participants still employed with the Company, all subsequent Company-matching contributions and Company profit-sharing contributions, if any, will continue to be in Conexant common stock and will continue to be directed into Conexant Stock Fund A.

        Investment Options - As of September 30, 2001 and 2000, the Plan offered investment options in the following funds (percentages are approximate and descriptions are based on information extracted from the related prospectus):

                Conexant Stock Fund B - Conexant Systems, Inc. common stock, cash, and the proceeds and income on such cash and common stock.

                Franklin Small-Cap Growth Fund - A (Fund removed during fiscal year 2001) - Primarily invests in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

                Franklin Small Mid-Cap Growth Fund - A (Fund added during fiscal year 2001) - Normally invests at least 80% of its net assets in equity securities of small capitalization companies and in the equity securities of mid-capitalization companies. The fund may invest in equity securities of larger companies, initial public offerings of securities and may invest a very small portion of its assets in private or illiquid securities, such as late-stage venture capital financings.

                Fidelity Fund - Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

                Fidelity Growth Company Fund - Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

                Fidelity OTC Portfolio Fund - Normally invests primarily in common stocks with at least 65% of its assets in securities principally traded on the over-the-counter (OTC) market, which has more small- and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

                Fidelity Equity-Income Fund - Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

                Fidelity Emerging Markets Fund - Primary investment focus is stock of companies in emerging markets, with emphasis on countries with a relatively low Gross National Product compared to the world's major economies, but with potential for rapid growth.

                Fidelity Diversified International Fund - Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

                Fidelity Dividend Growth Fund - Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

                Fidelity Mid-Cap Stock Fund - Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

                Fidelity Freedom Income Fund - 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

                Fidelity Freedom 2000 Fund - 30% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds, and 28% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

                Fidelity Freedom 2010 Fund - 49% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds, and 8% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

                Fidelity Freedom 2020 Fund - 72% in Fidelity stock mutual funds and 28% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

                Fidelity Freedom 2030 Fund - 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

                Fidelity U.S. Bond Index Fund - Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities.

                Spartan U.S. Equity Index Fund - Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

                Fidelity Managed Income Portfolio (Stable Value) Fund - Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

        Vesting - Participant elective deferral contributions and Company contributions are fully vested at all times.

        Payment of Benefits - Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Such balances may be kept in the Plan, in any of the Plan's investment options, if the balance is greater than $5,000. Upon retirement, a participant may elect to receive a lump-sum amount or ten or fewer annual installments equal to the value of his or her account.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

        Participant Loans Receivable - Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (7.75% at September 30, 2001). As of September 30, 2001 and 2000, no participant loans were delinquent.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting and Presentation - The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and present the net assets available for benefits and changes in those net assets.

        Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

        Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The Plan's investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

        Payment of Benefits - Benefits are recorded when paid.

        Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

        Derivative Financial Instruments - Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those instruments at fair value. As of September 30, 2001 and 2000, the Plan had no derivative financial instruments.

3.      INVESTMENTS

        The following is a summary of investments held as of September 30:


                                                          2001                               2000
                                              -----------------------------     -----------------------------
                                                   Cost         Fair value           Cost         Fair value
                                              ------------     ------------     ------------     ------------
Conexant Stock Fund A                         $ 30,147,764     $ 13,715,921     $ 16,112,450     $ 24,027,810
Conexant Stock Fund B                           26,577,356        9,616,741       18,968,415       19,166,613
Franklin Small-Cap Growth A                             --               --          424,236          444,935
Franklin Small Mid-Cap Growth A                  1,277,628          838,656               --               --
Fidelity Fund                                      451,161          354,452          168,587          158,957
Fidelity Growth Company                          2,617,309        1,699,532          941,721          973,719
Fidelity OTC Portfolio                             861,782          487,675          284,120          255,434
Fidelity Equity-Income                           3,460,869        2,971,055        2,156,893        2,132,735
Fidelity Emerging Markets                          892,524          605,091          692,012          634,911
Fidelity Diversified International               2,976,229        2,392,508        1,794,864        1,889,040
Fidelity Dividend Growth                         9,348,623        8,075,815        5,979,716        6,169,462
Fidelity Mid-Cap Stock                           6,829,644        5,391,021        3,647,055        4,276,874
Fidelity Freedom Income                            378,335          365,563          222,446          225,584
Fidelity Freedom 2000                              498,781          460,632          268,030          272,844
Fidelity Freedom 2010                            1,959,205        1,693,091        1,326,582        1,389,237
Fidelity Freedom 2020                            3,130,465        2,453,114        2,240,758        2,340,551
Fidelity Freedom 2030                            2,730,869        2,070,047        1,594,017        1,676,438
Fidelity U.S. Bond Index                         3,069,728        3,185,620        1,389,974        1,385,504
Spartan U.S. Equity Index                        8,015,076        6,298,689        5,583,459        5,777,009
Fidelity Managed Income Portfolio
  (stable value)                                 4,129,383        4,129,383        2,361,395        2,361,395
Participant loans receivable
  (bearing interest from 7.75% to 10.50%)        1,592,088        1,592,088        1,282,713        1,282,713
                                              ------------     ------------     ------------     ------------
                                              $110,944,819     $ 68,396,694     $ 67,439,443     $ 76,841,765
                                              ============     ============     ============     ============

        The following table presents investments that represent 5% or more of the Plan's net assets at fair value as of September 30:


                                                                2001             2000
                                                             -----------     -----------
        Conexant Stock Fund A                                $13,715,921     $24,027,810
        Conexant Stock Fund B                                  9,616,741      19,166,613
        Fidelity Dividend Growth                               8,075,815       6,169,462
        Fidelity Mid-Cap Stock                                 5,391,021       4,276,874
        Spartan U.S. Equity Index                              6,298,689       5,777,009
        Fidelity Managed Income Portfolio (stable value)       4,129,383       2,361,395

        The Plan's investments (including gains and losses on investments bought and sold, as well as held) depreciated in value for the year ended September 30, 2001 and appreciated in value for the year ended September 30, 2000. A summary of the change in fair value of the investments is as follows:

                                              2001              2000
                                         ------------      ------------
        Conexant Stock Fund A            $(25,039,701)     $    704,178
        Conexant Stock Fund B             (19,402,789)       (1,732,190)
        Mutual funds                      (10,940,841)        1,803,516
        Interest in collective trust          188,706            85,294
                                         ------------      ------------
                                         $(55,194,625)     $    860,798
                                         ============      ============

4.      INCOME TAXES

        On December 13, 2000, the Company received a favorable determination letter from the IRS with respect to the Plan, as amended. The favorable determination is subject to the adoption of certain proposed amendments that define and modify certain elements in the Plan document. On January 12, 2001, the proposed amendments were adopted by the Company's Board of Directors and were given retroactive effect as of January 1, 1999. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.      RISKS AND UNCERTAINTIES

        The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6.      NONPARTICIPANT-DIRECTED INVESTMENTS

        As employer contributions are in the form of Conexant common stock, and such investments cannot be transferred to other funds, except as described in Note 1, these investments are considered nonparticipant-directed investments.

        Information about the net assets at fair value and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:


                                                  2001              2000
                                              ------------      ------------
        Net assets:
          Conexant Stock Fund A               $ 13,715,921      $ 24,027,810
                                              ============      ============

        Changes in net assets:
          Contributions                       $ 15,431,393      $  9,332,700
          Net appreciation (depreciation)      (25,039,701)          704,178
          Transfers                                    131             2,212
          Withdrawal                              (703,712)         (701,753)
                                              ------------      ------------
                                              $(10,311,889)     $  9,337,337
                                              ============      ============

7.      RELATED-PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $166,959 and $126,747 for the years ended September 30, 2001 and 2000, respectively.

8.      SUBSEQUENT EVENT

        On January 7, 2002, the Board of Directors of Conexant Systems, Inc. approved a resolution to change the plan year-end to December 31, effective with the plan year beginning October 1, 2001.

                                   * * * * * *

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 30, 2001
--------------------------------------------------------------------------------


 (A)               (B)                                     (C)
              IDENTITY OF                     DESCRIPTION OF INVESTMENT,
             ISSUE, BORROWER,                   INCLUDING MATURITY DATE,                                      (E)
            LESSOR, OR SIMILAR                RATE OF INTEREST, COLLATERAL,              (D)                CURRENT
                  PARTY                          PAR, OR MATURITY VALUE                  COST                VALUE
-----    -----------------------          ----------------------------------         ------------         ------------
*        Fidelity Investments             Conexant Stock Fund A                      $ 30,147,764         $ 13,715,921
*        Fidelity Investments             Conexant Stock Fund B                        26,577,356            9,616,741
         Franklin Resources, Inc.         Franklin Small Mid-Cap Growth A               1,277,628              838,656
*        Fidelity Investments             Fidelity Fund                                   451,161              354,452
*        Fidelity Investments             Fidelity Growth Company                       2,617,309            1,699,532
*        Fidelity Investments             Fidelity OTC Portfolio                          861,782              487,675
*        Fidelity Investments             Fidelity Equity-Income                        3,460,869            2,971,055
*        Fidelity Investments             Fidelity Emerging Markets                       892,524              605,091
*        Fidelity Investments             Fidelity Diversified International            2,976,229            2,392,508
*        Fidelity Investments             Fidelity Dividend Growth                      9,348,623            8,075,815
*        Fidelity Investments             Fidelity Mid-Cap Stock                        6,829,644            5,391,021
*        Fidelity Investments             Fidelity Freedom Income                         378,335              365,563
*        Fidelity Investments             Fidelity Freedom 2000                           498,781              460,632
*        Fidelity Investments             Fidelity Freedom 2010                         1,959,205            1,693,091
*        Fidelity Investments             Fidelity Freedom 2020                         3,130,465            2,453,114
*        Fidelity Investments             Fidelity Freedom 2030                         2,730,869            2,070,047
*        Fidelity Investments             Fidelity U.S. Bond Index                      3,069,728            3,185,620
*        Fidelity Investments             Spartan U.S. Equity Index                     8,015,076            6,298,689
*        Fidelity Investments             Fidelity Managed Income Portfolio
                                          (stable value)                                4,129,383            4,129,383
                                          Participant loans receivable
                                          (interest rates ranging from 7.75%
                                          to 10.50%)                                    1,592,088            1,592,088
                                                                                     ------------         ------------
                                                                                     $110,944,819         $ 68,396,694
                                                                                     ============         ============

----------

* Identified as a party-in-interest to the Plan.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      CONEXANT SYSTEMS, INC.
                                      RETIREMENT SAVINGS PLAN


Date: March 27, 2002                  By: /s/ Balakrishnan S. Iyer
                                          -------------------------------------
                                          Balakrishnan S. Iyer
                                          Senior Vice President and
                                          Chief Financial Officer of
                                          Conexant Systems, Inc. and
                                          Member of the Plan Committee

                                INDEX TO EXHIBITS


Exhibit
Number            Description
-------           -----------
  23              Independent Auditors' Consent